Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation our report dated May 15, 2024, relating to the consolidated financial statements of Kuke Music Holding Limited, its subsidiaries and its consolidated variable interest entities (the “Group”) as of December 31, 2023 and 2022, and for each of the two years ended December 31, 2023, in which our report expresses an unqualified opinion, and includes explanatory paragraphs relating to substantial doubt on the Company’s ability to continue as a going concern, appearing in this Annual Report on Form 20-F of the Group for the year ended December 31, 2024.

/s/ Yu Certified Public Accountant, P.C.

New York, New York

May 15, 2025